UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549-4631


    DIVISION OF
CORPORATION FINANCE


  Mail Stop 4631

                                              December 10, 2018

  Via E-Mail
  Mr. Curtis D. Hodgson
  Co-Chief Executive Officer
  Mr. Kenneth E. Shipley
  Co-Chief Executive Officer
  Legacy Housing Corporation
  1600 Airport Freeway, #100
  Bedford, TX 76002

          Re:     Legacy Housing Corporation
                  Pre-effective Amendment 1 to Registration Statement on Form
S-1
                  Filed November 30, 2018
                  File No. 333-228288

  Dear Messrs. Hodgson and Shipley:

        We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

          Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

  Concentration of ownership of our common stock...may limit new investors from influencing significant corporate decisions, page 30

  1. Revised disclosure that your executive officers, directors, and current beneficial owners of 5% or more of your common stock and their affiliates will beneficially own all of your outstanding shares of common stock upon completion of this offering is inconsistent with disclosure on page 37 and elsewhere in the registration statement that existing stockholders will own 85.1% of your outstanding shares of common stock upon completion of this offering. Please reconcile the disclosures. Mr. Curtis D. Hodgson
Mr. Kenneth E. Shipley
Legacy Housing Corporation
December 10, 2018
Page 2

Choice of Forum, page 90

2. Notwithstanding your response to comment 3 in our November 20, 2018 letter, you have not refiled Exhibit 3.1 to reflect revision of your amended and restated
   certificate of incorporation relating to the sole and exclusive forum provision. Please refile the exhibit.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W.
John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3395 if you have any other questions.

                                             Sincerely,

                                             /s/ Jay Ingram

                                             Jay Ingram
                                             Legal Branch Chief
                                             Office of Manufacturing and
Construction

cc:    Via E-mail
       Steve Wolosky, Esq.
       Spencer G. Feldman, Esq.
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas, 15th Floor
       New York, NY 10019